# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Decent Holding Inc., CIK 0001958133
CUSIP: G2748R205
Title of class of securities: Class A Ordinary Shares, par value US$0.0025 per share
Address of issuer's principal executive offices: 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Yantai, Shandong Province, China (F4), 264003
Date of event which requires filing of this statement: 08/06/2026
Filed by CIK 0002103793
Persons authorized to receive notices and communications: Dingxin Sun, 4/F-5/F N. Zone, Dingxin Bldg, Yantai, Shandong, PRC, China (F4), 264003, 86 0535-5247776

## Reporting persons
- Dingxin Sun (CIK 0002103793): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 921,040; shared voting power 0; sole dispositive power 921,040; shared dispositive power 0; aggregate amount beneficially owned 921,040 (41.58% of the class)
  Comment: (1) Mr. Dingxin Sun ("Mr. Sun") is the sole shareholder and director of, and controls, Decent Limited, a company incorporated under the laws of the British Virgin Islands ("Decent Limited," collectively, with Mr. Sun, the "Reporting Persons"). Accordingly, Mr. Sun has the sole voting and dispositive power over the shares of Decent Holding Inc. (the "Issuer") held by Decent Limited. Rows 7, 9 and 11 above include (i) 321,040 Class A ordinary shares ("Class A Ordinary Shares"), of par value US$0.0025 each, of the Issuer, indirectly held by Mr. Sun through Decent Limited; (ii) 200,000 Class B ordinary shares ("Class B Ordinary Shares", together with the Class A Ordinary Shares, the "Ordinary Shares"), of par value US$0.0025 each, of the Issuer, indirectly held by Mr. Sun through Decent Limited; and (iii) 400,000 Class B Ordinary Shares directly held by Mr. Sun. The 600,000 Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each of the Class A Ordinary Shares has one (1) vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights as noted above. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  
  (2) The percentage reported in Row 13 above is based on a total of 2,215,128 Ordinary Shares, being the sum of 1,615,128 Class A Ordinary Shares and 600,000 Class B Ordinary Shares issued and outstanding as of August 14, 2026 as disclosed on the shareholder list provided by the Issuer. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage reported in Row 13 pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
- Decent Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 521,040; shared voting power 0; sole dispositive power 521,040; shared dispositive power 0; aggregate amount beneficially owned 521,040 (23.52% of the class)
  Comment: (1) Mr. Sun is the sole shareholder and director of, and controls, Decent Limited. Accordingly, Mr. Sun has the sole voting and dispositive power over the shares of the Issuer held by Decent Limited. Rows 7, 9 and 11 above include (i) 321,040 Class A Ordinary Shares of the Issuer, indirectly held by Mr. Sun through Decent Limited and (ii) 200,000 Class B Ordinary Shares of the Issuer, indirectly held by Mr. Sun through Decent Limited. The 200,000 Class B Ordinary Shares are convertible into Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each of the Class A Ordinary Shares has one (1) vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights as noted above. The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D/A.
  
  (2) The percentage reported in Row 13 above is based on a total of 2,215,128 Ordinary Shares, being the sum of 1,615,128 Class A Ordinary Shares and 600,000 Class B Ordinary Shares issued and outstanding as of August 14, 2026 as disclosed on the shareholder list provided by the Issuer. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares only for the purpose of calculating the percentage reported in Row 13 pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0025 per share
Name of issuer: Decent Holding Inc.
Address of issuer's principal executive offices: 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Yantai, Shandong Province, China (F4), 264003
Comment: This Amendment No. 1 ('Amendment No. 1') amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on [date of original filing] by Decent Limited (the 'Schedule 13D') with respect to the Class A Ordinary Shares of Decent Holding Inc. This Amendment No. 1 is filed jointly by Mr. Dingxin Sun and Decent Limited, and adds Mr. Sun as a Reporting Person. Except as set forth herein, the information in the Schedule 13D remains unchanged, and capitalized terms used but not defined herein have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This amendment to Schedule 13D (the "Schedule 13D/A") is filed by Mr. Dingxin Sun ("Mr. Sun") and Decent Limited, a company incorporated under the laws of the British Virgin Islands ("Decent Limited," collectively, with Mr. Sun, the "Reporting Persons").
Residence or business address: The Reporting Person is Mr. Sun, the Chairman of the Board of the Issuer, with his business address at 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People's Republic of China, 264003.
Present principal occupation or employment: Mr. Sun is the Chairman of the Board of the Issuer and Decent Limited is a British Virgin Islands company wholly owned and controlled by Mr. Sun, with both of their principal executive offices located at c/o Decent Holding Inc., 4th Floor & 5th Floor North Zone, Dingxin Building, No. 106 Aokema Avenue, Laishan District, Yantai, Shandong Province, People's Republic of China, 264003.
Criminal convictions in the last five years: During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Sun is a citizen of the People's Republic of China. Decent Limited is a British Virgin Islands company.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Person is a pre-IPO shareholder of the Issuer.

On January 6, 2022, the date of incorporation of the Issuer, the Issuer issued a total of 13,026,000 ordinary shares to Decent Limited, a company incorporated under the laws of the British Virgin Islands and controlled by Mr. Sun, for a total consideration of US$1,302.60 (the "First Consideration"). On May 9, 2025, the Issuer convened an extraordinary general meeting of shareholders, during which the shareholders of the Issuer approved, among other things, the adoption of a dual-class share structure, upon which 8,026,000 issued and outstanding ordinary shares held by Decent Limited were reclassified into Class A Ordinary Shares and 5,000,000 issued and outstanding ordinary shares held by Decent Limited were reclassified into Class B Ordinary Shares. On March 16, 2026 the Issuer effectuated a reverse share split of its issued and outstanding Class A and Class B Ordinary Shares at a ratio of 1-for-25 (the "Reverse Share Split"), so that there were 1,615,128 Class A Ordinary Shares and 200,000 Class B Ordinary Shares issued and outstanding, and Decent Limited held 321,040 Class A Ordinary Shares and 200,000 Class B Ordinary Shares post-Reverse Share Split.

On May 21, 2026, the Issuer entered into a share subscription letter (the "Subscription Letter") with Mr. Sun. Pursuant to the terms of the Subscription Letter, Mr. Sun purchased 400,000 Class B Ordinary Shares from the Company at a purchase price of $2.00 per share ( the "Second Consideration"). A copy of the Subscription Letter is attached hereto as Exhibit A.

To facilitate the issuance of Class B Ordinary Shares to Mr. Sun, on July 14, 2026, the Issuer held a meeting of Class A shareholders and an extraordinary general meeting of shareholders to approve an increase of the authorized share capital of the Company from US$50,000 divided into 19,800,000 Class A Ordinary Shares and 200,000 Class B Ordinary Shares to US$2,500,000 divided into 900,000,000 Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

On August 6, 2026, the issuance of 400,000 Class B Ordinary Shares to Mr. Sun was completed.

The First Consideration was funded by Decent Limited using working capital. The Second Consideration was funded by Mr. Sun using personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons are pre-IPO shareholders of the Issuer. The Reporting Persons acquired shares of the Issuer with the intent to exercise control over the Issuer. The Reporting Persons intend to continue actively participating in the Issuer's management and strategic direction. Except as set forth herein, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The responses of the Reporting Persons to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D/A are hereby incorporated by reference in this Item 5. The information set forth in Items 2, 3 and 4 is hereby incorporated by reference in this Item 5.

Mr. Sun is the sole shareholder and director of, and controls, Decent Limited, a company incorporated under the laws of the British Virgin Islands, and is deemed to have sole voting and dispositive power over the shares of the Issuer held by Decent Limited. Accordingly, the aggregate number of Ordinary Shares beneficially owned by Mr. Sun is 321,040 Class A Ordinary Shares (all of which are indirectly held by the Reporting Person through Decent Limited) and 600,000 Class B Ordinary Shares (200,000 of which are indirectly held by the Reporting Person through Decent Limited and 400,000 of which are directly held by the Reporting Person), representing approximately 41.58% of the total issued and outstanding Ordinary Shares and approximately 90.50% of the aggregate voting power of the total issued and outstanding Ordinary Shares.

According to the Fourth Amended and Restated Memorandum and Articles of Association of the Issuer, each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time at the option of the holder on a one-to-one basis. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Each of the Class A Ordinary Shares has one (1) vote per share, while each of the Class B Ordinary Shares has twenty (20) votes per share. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights and voting rights as noted above.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by the Reporting Person is based on a total of 2,215,128 Ordinary Shares, being the sum of 1,615,128 Class A Ordinary Shares and 600,000 Class B Ordinary Shares issued and outstanding as of August 14, 2026, as disclosed on the shareholder list provided by the Issuer. The Class B Ordinary Shares are treated as converted into Class A Ordinary Shares pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.
Number of shares as to which each person has sole or shared power to vote or dispose:
Mr. Dingxin Sun

Sole Voting Power: 321,040 Class A Ordinary Shares and 600,000 Class B Ordinary Shares (convertible into 600,000 Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis)
Shared Voting Power: 0
Sole Dispositive Power: 321,040 Class A Ordinary Shares and 600,000 Class B Ordinary Shares (convertible into 600,000 Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis)
Shared Dispositive Power: 0

Decent Limited

Sole Voting Power: 321,040 Class A Ordinary Shares and 200,000 Class B Ordinary Shares (convertible into 200,000 Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis)
Shared Voting Power: 0
Sole Dispositive Power: 321,040 Class A Ordinary Shares and 200,000 Class B Ordinary Shares (convertible into 200,000 Class A Ordinary Shares at any time at the option of the holder on a one-to-one basis)
Shared Dispositive Power: 0
Transactions in the class effected during the past sixty days: Other than pursuant to the transactions described in this Schedule 13D/A, the Reporting Persons have not engaged in any transactions in the class of securities reported on that were effected during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Persons have no contracts, arrangements, understandings, or relationships with respect to the Issuer's securities requiring disclosure under this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit A - Subscription Letter between Mr. Dingxin Sun and the Issuer dated May 21, 2026.

Exhibit B - Joint Filing Agreement between Mr. Dingxin Sun and Decent Limited.

## Signatures
- Dingxin Sun: /s/ Dingxin Sun, Dingxin Sun (08/21/2026)
- Decent Limited: /s/ Dingxin Sun, Dingxin Sun/Director & Sole Shareholder (08/21/2026)